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                                                                     EXHIBIT 6.8

           [LETTERHEAD OF INTERNATIONAL COMPUTEX, INC. APPEARS HERE]


                               February 13, 1996

Mr. Charles Giarratana
RE: Employment Contract

Dear Mr. Giarratana:

After reviewing all the we have discussed with other members of management of International Computex, Inc. (the "Company"), I would like to offer you the position of President of our company, under the following terms and conditions:

        1.  Base Salary: Beginning March 4th 1996, your annual base salary shall
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            be $96,000.00, which will be paid in accordance with the company's current payroll policies, from which salary shall be deducted applicable local, state and federal withholding taxes. Your base salary shall be subject to review again in February 1997.

        2.  Benefits: Upon commencement of your employment, you are eligible for
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            health and medical insurance benefits provided by the company.
            Please note that you will also have the option at your own expense to secure health and medical benefits for any dependents. If you exercise the option to provide such coverage for your dependents, that amount will automatically be deducted from your salary. You will also be entitled to take two (2) weeks of vacation a year.

        3.  Stock Options: The company has adopted a non-qualified incentive
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            stock option plan under which the Board of Directors will grant you an option to purchase 30,800 restricted shares in the Company for $1.50 per share. Those shares will be subject to forfeiture in the event you leave the Company within a four (4) year period and otherwise will be subject to a buy-sell agreement.

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        4.  Goals: All expectations, goals, as well as your duties will be
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            discussed with the directors and other officers of the company upon your arrival. These goals, expectations, and duties will be clearly defined to assist you in your ability to achieve success in running the Company. Please note that the company reserves the right from time to time to reduce, increase or modify your duties. Periodic reviews will be conducted at mutually agreed upon intervals. It will be expected that you will devote your full time and best efforts to the performance of your duties.

I trust that the above represents accurately my previous discussions with you, and we look forward to you joining us on March 1, 1996. You will based in our Charlotte, NC office. If you agree with the above terms of this letter agreement, please return one signed copy to me and retain the other copy for your files. If you have any questions, please do not hesitate to contact me.

                                Respectfully submitted,
                                International Computex, Inc.

                                /s/Emil Dahan
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                                Emil H. Dahan, Acting President


Accepted and Agreed To:

/s/ Charles Giarratana
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Charles Giarratana